Exhibit 99.1

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ☐

An event changing the breakdown of voting rights: ☐

Other (please specify) : ☐

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) :

Nominees (Jersey) Ltd

Perry Nominees Ltd

Boltro Nominees Ltd

Ward Nominees Ltd

Lloyds Bank (PEP) Nominees Ltd

Lloyds TSB Registrars

State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3 December 2007

6. Date on which issuer notified:

4 December 2007

7. Threshold(s) that is/are crossed or reached:

Fallen Below 3 per cent

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction
possible using the ISIN CODE	Number of shares	Number of voting Rights

0454492 Ord GBP 0.10	20,457,352	20,457,352

Resulting situation after the triggering transaction

Class/type of shares if	Number of shares	Number of voting rights		% of voting rights
possible using the ISIN CODE	Direct	Direct	Indirect	Direct	Indirect

0454492 Ord GBP 0.10	20,282,813	0	20,282,813	0	2.994

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	% of voting rights

20,282,813	2.994

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

4,611 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,336,252 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

156,503 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

295,751 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

633,289 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

4,200 Shares are held by Lloyds TSB Registrars, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

17,852,207 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127